UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

UNDER THE INVESTMENT COMPANY ACT OF 1940.

VICTORY VARIABLE INSURANCE FUNDS

Exact Name of Registrant

The undersigned registered open-end investment company, on behalf of its series listed on Schedule A attached hereto, hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940.  It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in the City of Brooklyn and the State of Ohio on the 25th day of July, 2016.

		Signature:	VICTORY VARIABLE INSURANCE FUNDS
(Name of Registrant)

		By:	/s/ Christopher K. Dyer
(Name of director, trustee, or officer
signing on behalf of Registrant)

			Name:	Christopher K. Dyer
			Title:	President

Attest:	/s/ Scott A. Stahorsky

Name:	Scott A. Stahorsky
Title:	Vice President

SCHEDULE A

TO THE FORM N-18f-1 ELECTION OF

VICTORY VARIABLE INSURANCE FUNDS

APPLICABLE SERIES:

1.              Victory Variable Insurance Diversified Stock Fund

2.              Victory RS Large Cap Alpha VIP Series

3.              Victory RS Small Cap Growth Equity VIP Series

4.              Victory RS International VIP Series

5.              Victory Sophus Emerging Markets VIP Series

6.              Victory INCORE Investment Quality Bond VIP Series

7.              Victory INCORE Low Duration Bond VIP Series

8.              Victory High Yield VIP Series

9.              Victory S&P 500 Index VIP Series

Dated as of July 25, 2016